Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 15, 2025

FAIRFAX DONATES US$1 MILLION TO
SUPPORT CALIFORNIA WILDFIRE RELIEF

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U), recognizing the severity of the losses caused in Southern California from wildfires in the area, is donating US$1 million to the American Red Cross.

“So many people in Southern California are having to cope with trauma and severe damage to their communities, and will have to begin rebuilding their lives after this devastation. Fairfax wants to stand among all those individuals and companies who are extending themselves to provide support to the residents of the affected communities across Southern California,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946